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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934


                          For the Month of AUGUST 2004

                          Commission File No.: 0-13966


                        MERCURY PARTNERS & COMPANY INC.
                (Translation of Registrant's name into English)


    SUITE 613, 375 WATER STREET, VANCOUVER, BRITISH COLUMBIA, CANADA V6B 5C6
                    (Address of principal executive office)


Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      [X]  Form 20-F          [ ]  Form 40-F


Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                -----

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                -----

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes            No  X
                                       -----         -----


If "Yes" is marked, indicate below the file number assigned to the Registrant in
connection  with  Rule  12g3-2(b):  82-                 .
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NEWS  RELEASE  FOR  IMMEDIATE  RELEASE
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FOR:  Mercury  Partners  &  Company  Inc.  (TSX  Venture-MYP.U;  OTCBB-MYPIF)


           MERCURY PARTNERS & COMPANY INC. ANNOUNCES SPECIAL DIVIDEND
              TO ITS SHAREHOLDERS OF SHARES OF NORTH GROUP LIMITED

VANCOUVER,  Canada  /  20  August 2004 / -- Mercury Partners & Company Inc. (TSX
Venture Exchange: MYP.U and OTC Bulletin Board: MYPIF) ("Mercury"), today announced that its board has approved a special dividend (the "Dividend") to be distributed to its shareholders consisting of 0.42 common shares of North Group Limited (TSX Venture Exchange: NOR) ("North Group") for each common share of
Mercury held by shareholders. Mercury currently holds 2,500,000 common shares of North Group which represents approximately 19.9% of the total issued and outstanding common shares of North Group. Mercury intends to distribute approximately 2,492,075 common shares of North Group pursuant to the Dividend. The record date for the Dividend has been set at August 31, 2004. Shareholders holding Mercury common shares on that date will be entitled to receive the Dividend. Fractional interest will be rounded off. For registered shareholders with addresses in the United States, the shares of North Group which they would otherwise be entitled to will be sold on their behalf and the proceeds of such sale will be distributed to them as soon as practicable after such sale is effected. In the event such shareholder is entitled to receive $10 (Canadian) or less, no distribution will be made and any funds held on behalf of such shareholders but not otherwise claimed within three years following the record date will be returned to Mercury.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.

                                     - 30 -

Contact:   Tom  S.  Kusumoto
           Mercury  Partners  &  Company  Inc.
           (604)  689-7565


           No stock exchange has approved or disapproved the information contained herein.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Registrant:   MERCURY  PARTNERS  &  COMPANY  INC.
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By:           /s/ Tom S. Kusumoto
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              TOM  S.  KUSUMOTO,  PRESIDENT


Date:         August  20,  2004
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